UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 10, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated August 10, 2009 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the Second Quarter 2009. Attached hereto as Exhibit II are the Company’s interim unaudited combined financial statements for the three and six months ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: August 10, 2009	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the Second Quarter of 2009

LONDON, ENGLAND - August 10, 2009 - Global Ship Lease, Inc. (NYSE:GSL, GSL.U and GSL.WS), a containership charter owner, announced today its unaudited results for the three months ended June 30, 2009.

Second Quarter and Year-to-Date 2009 Highlights

- Generated $14.8 million of cash in the second quarter of 2009 and $30.1 million six months ended June 30, 2009

- Reported revenue of $36.2 million for the second quarter of 2009 up 58% on $22.9 million for the second quarter 2008 due to the purchase of four additional vessels in December 2008 and $71.2 million for the six months ended June 30, 2009 up 59% on $44.8 million for the six months ended June 30, 2008

- Reported normalized net earnings of $6.1 million, or $0.11 per share, for the second quarter of 2009, excluding a $16.7 million non-cash interest rate derivative mark-to-market gain. For the six months ended June 30, 2009 normalized net earnings were $13.0 million excluding $21.0 million non-cash mark-to-market gain

- Including the non-cash mark-to-market gain, reported net income of $22.8 million, or $0.42 per share, for the second quarter of 2009 and $33.9 million, or $0.63 per share, for the six months ended June 30, 2009

- Extended until August 31, 2009 the suspension of loan-to-value tests under the $800 million credit facility whilst a longer term amendment regarding loan-to-value covenants is finalized. No common dividends can be declared or paid during the waiver period

- Paid a fourth quarter 2008 dividend of $0.23 per share on March 5, 2009 to Class A common shareholders and unit holders and Class B common shareholders of record as of February 20, 2009

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During a difficult time for the container shipping industry, Global Ship Lease’s long-term time charters continue to perform as expected. With our entire 16 vessel operating fleet on non cancelable time charters with an average remaining term of 10 years, the Company posted strong and consistent revenue and cash flow in the second quarter. We are also pleased to have once again maintained our ship operating costs under the capped amount for the fourth consecutive quarter. As previously disclosed, we continue to work closely with our lenders and expect to finalize an amendment to our $800 million credit facility during August.”

Results for Three And Six Months Ended June 30, 2009

Comparative financial information for the three and six months ended June 30, 2008 is prepared under predecessor accounting rules and includes the results of operations of two of the Company’s vessels for a part of January 2008 when they were owned by CMA CGM, a privately owned French container shipping company, and operated in CMA CGM’s business of earning revenue from carrying cargo. Global Ship Lease commenced its business of time chartering out vessels in December 2007 when it purchased 10 container vessels from CMA CGM. The Company purchased the two additional vessels from CMA CGM in January 2008. The predecessor and Global Ship Lease business models are not comparable.

Further, there were significant changes to the Company’s legal and capital structure arising from the merger on August 14, 2008, which resulted in the Company being listed on the New York Stock Exchange. Accordingly, selected comparative information is presented.

SELECTED FINANCIAL DATA - UNAUDITED

(thousands of U.S. dollars except per share data)

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Revenue (1)	36,193	22,939	71,201	44,761
Operating Income (1)	14,304	10,301	27,723	19,534
Net income (1)	22,762	9,140	33,918	10,426
Earnings per A and B share (2)	0.42	—	0.63	—
Normalised net earnings (2) (3)	6,110	—	12,957	—
Normalised earnings per A and B share (2) (3)	0.11	—	0.24	—
Cash available for distribution (2) (3)	14,796	—	30,101	—

(1)	Comparative data for the three and six months ended June 30, 2008 relates to the Company’s time charter business only and therefore excludes the results from containerized transportation undertaken by the predecessor group.
(2)	Comparative data is not presented due to the significant changes to the legal and capital structure arising from the merger on August 14, 2008 resulting in the Company being listed on the New York Stock Exchange.
(3)	Normalized net earnings, normalized earnings per share, and cash available for distribution are non-U.S. Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and reconciliation is provided to the interim unaudited financial information.

Revenue and Utilization

Global Ship Lease owned sixteen vessels throughout the first half of 2009. The fleet generated revenue from fixed rate long-term time charters of $36.2 million in the three months ended June 30, 2009, up 58% on revenue of $22.9 million for the comparative period in 2008 due to the purchase of four additional ships in December 2008. These four vessels have an average daily charter rate of $30,800 compared to an average daily charter rate of $22,685 for the previous fleet of 12 vessels. During the three months ended June 30, 2009 there were 1,456 ownership days, up 364 or 33% on 1,092 ownership days in the comparable period. There were four unplanned off-hire days in the three months ended June 30, 2009 giving utilization of 99.7%. In the comparable period of 2008, there were seven unplanned off-hire days, giving utilization of 99.4%.

For the six months ended June 30, 2009 revenue was $71.2 million, an increase of 59% compared to time charter revenue of $44.8 million in the comparative period. Ownership days at 2,896 were up 737, or 34%, on 2,159 in the comparative period. Utilization in the six months ended June 30, 2009 was 98.7% and was the same in the comparative period.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $10.5 million for the three months ended June 30, 2009. The average cost per ownership day was $7,217 up 2% from the average daily cost of $7,076 for the previous quarter, and up 15% from the average daily cost of $6,246 for the comparative period in 2008. The increase on prior year is primarily due to increased crew costs in the intervening period, the incremental average costs of the four larger vessels that joined the fleet in December 2008, including, for example, additional lubricating oil consumption and $400,000 of spend in second quarter 2009 on crane jib improvements and replacing radars and turbo charger grids.

Vessel operating expenses were $21.2 million for the six months ended June 30, 2009 equivalent to $7,331 per ownership day. This compares to $14.0 million vessel operating expenses associated with the time charter business in the comparative period or $6,477 per ownership day.

Vessel operating expenses include regular ship operating costs under Global Ship Lease’s ship management agreements and are at less than the capped amounts included in these agreements.

Depreciation

Depreciation was $9.0 million for the three months ended June 30, 2009, including the effect of the purchase during December 2008 of four additional vessels, compared to $4.8 million for the comparative period. In the six months to June 30, 2009 depreciation was $17.8 million, up from $9.6 million for the time charter business in the comparative period in 2008.

General and Administrative Costs

General and administrative costs incurred were $2.4 million in the three months ended June 30, 2009 compared to $1.2 million for the time charter business in the comparable period in 2008 when the Company was a wholly-owned subsidiary of CMA CGM. In the six months ended June 30, 2009 general and administrative costs were $4.6 million compared to $1.8 million in the comparative period.

Interest Expense

Net interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended June 30, 2009 was $5.4 million based on the Company’s borrowings under its credit facility of $542.1 million and $48.0 million preferred shares throughout the period. Net interest expense in the comparative period in 2008 was $6.3 million based on borrowings of $578.0 million, including a loan of $176.9 million from the then shareholder, throughout the quarter.

For the six months ended June 30, 2009 net interest expense was $9.9 million based on total borrowings as above of $590.1 million compared to $14.2 million net interest expense for the comparative period in 2008 based on total borrowings of $578.0 million throughout the comparative period and which was adversely affected by substantially higher prevailing interest rates in the first quarter.

Change in Fair Value of Financial Instruments

The Company hedges the majority of its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The change in the fair value caused a $13.9 million gain in the three months ended June 30, 2009, reflecting movements in the forward curve for interest rates. Of this amount, a $2.8 million charge is for settlements of swaps in the period and $16.7 million gain is unrealized revaluation of the balance sheet position. This compares to a $5.2 million gain in the three months ended June 30, 2008 of which $0.1 million charge was realized and $5.3 million gain was unrealized. For the six months ended June 30, 2009 the reported gain was $16.1 million of which $4.8 million charge was realized and $21.0 million gain was unrealized. For the six months ended June 30, 2008 the reported gain was $5.2 million of which $0.1 million charge was realized and $5.3 million gain was unrealized. Mark-to-market adjustments have no impact on operating performance or cash generation and do not affect the Company’s ability to make distributions to shareholders.

Net Earnings

Normalized net earnings was $6.1 million, or $0.11 per Class A and B common share, for the three months ended June 30, 2009 excluding the $16.7 million non-cash interest rate derivative mark-to-market gain. Including the mark-to-market gain, net income was $22.8 million or $0.42 per Class A and B common share.

Normalized net earnings was $13.0 million, or $0.24 per Class A and B common share, for the six months ended June 30, 2009 excluding the $21.0 million non-cash interest rate derivative mark-to-market gain. Including the mark-to-market gain, net income was $33.9 million or $0.63 per Class A and B common share.

Normalized net earnings and normalized earnings per share are non-US GAAP measures and are reconciled to the financial information included in this press release. We believe that they are useful measures with which to assess the Company’s financial performance as they adjust for non-cash and other items that do not affect the Company’s ability to make distributions on common shares.

Credit Facility

On April 29, 2009, due to current challenges in the ship valuation environment, Global Ship Lease agreed with its lenders under its $800 million credit agreement, to waive for two months the requirement under the credit facility to submit vessel valuations and undertake the consequent loan-to-value test. Valuations were otherwise due by April 30, 2009. In June, the waiver was extended to July 31, 2009 and recently was further extended to August 31, 2009 to allow the Company to finalize discussions with its lenders on an amendment to the credit facility to address loan to value. The facility bears an interest margin of 2.75% over LIBOR during this waiver period and no dividend to common shareholders may be declared or paid.

Management expects that an agreement will be reached with the Company’s lenders and, accordingly, the interim unaudited combined financial information have been prepared on a going concern basis. In the event that the Company does not successfully amend the facility agreement by August 31, 2009 or obtain a further waiver of the need to perform loan to value tests, and its loan to value ratio is above 100%, the lenders may declare an event of default and accelerate some or all of the debt. Any amount of the long term debt which is declared to be immediately repayable will be reclassified as current.

Dividend

Global Ship Lease has agreed with its lenders that it will not declare or pay any dividend to common shareholders during the waiver period noted above. The board of directors will review the dividend policy once an amendment to the credit facility has been agreed upon with the bank group.

Cash Available for Common Dividends

Cash available for common dividends was $14.8 million for the three months ended June 30, 2009 and was $30.1 million for the six months ended June 30, 2008. Cash available for common dividends is a non-US GAAP measure and is reconciled to the financial information further in this press release. We believe that it is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items that do not affect the Company’s ability to make distributions on common shares.

Fleet Utilization

The table below shows vessel utilization for the three and six months to June 30 2009 and 2008. Unplanned offhire in the six months ended June 30, 2009 includes 18 days in first quarter for drydock and associated repairs following a grounding and a seven day deviation to land a sick crew member.

	Three months ended			Six months ended
Days	30-Jun-09	30-Jun-08	Increase	30-Jun-09	30-Jun-08	Increase
Ownership days	1,456	1,092	33%	2,896	2,159	34%
Planned offhire - scheduled drydock	—	—		—	(15)
Unplanned offhire - other	(4)	(7)		(38)	(12)

Operating days	1,452	1,085	34%	2,858	2,132	34%

Utilization	99.7%	99.4%		98.7%	98.7%

Fleet

The following table provides information about the on-the-water fleet of 16 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	3.5	$28,500
Ville d’Aquarius	4,113	1996	December 2007	3.5	$28,500
CMA CGM Matisse	2,262	1999	December 2007	7.5	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	7.5	$18,465
Delmas Keta	2,207	2003	December 2007	8.5	$18,465
Julie Delmas	2,207	2002	December 2007	8.5	$18,465
Kumasi	2,207	2002	December 2007	8.5	$18,465
Marie Delmas	2,207	2002	December 2007	8.5	$18,465
CMA CGM La Tour	2,272	2001	December 2007	7.5	$18,465
CMA CGM Manet	2,272	2001	December 2007	7.5	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	11.5	$33,750
CMA CGM Château d’If	5,100	2007	January 2008	11.5	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	16.5	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	13.5	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	13.5	$25,350
CMA CGM America	4,045	2006	December 2008	13.5	$25,350

(1)	Twenty-foot Equivalent Units.

The following table provides information about the contracted fleet.

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate ($)
CMA CGM Berlioz (2)	6,627	2001	By Sept 30, 2009	CMA CGM	12	$34,000
Hull 789 (3)	4,250	2010	October 2010	ZISS	7-8 (4)	$28,000
Hull 790 (3)	4,250	2010	December 2010	ZISS	7-8 (4)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from CMA CGM.
(3)	Contracted to be purchased from German interests.
(4)	Seven-year charter that could be extended to eight years at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended June 30, 2009 today, Monday, August 10, 2009 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (877) 741-4249 or (719) 325-4817; Passcode: 3471820

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Monday, August 24, 2009 at (888) 203-1112 or (719) 457-0820. Enter the code 3471820 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 16 vessels and has contracted to purchase an additional three vessels.

The Company has a contract in place to purchase by September 30, 2009 an additional vessel for $82 million from CMA CGM, contingent on financing. The Company also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are scheduled to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered by the end of 2010, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age at that time of 6.1 years and an average remaining charter term of approximately eight years. All of the vessels including those contracted for future delivery are fixed on long-term charters.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Cash Available for Common Dividends

Cash available for common dividends is a non-US GAAP measure and is reconciled to the financial information below. It represents net earnings adjusted for non-cash items including depreciation, amortization of deferred financing charges, accretion of earnings for intangible liabilities, charge for equity based incentive awards and change in fair value of derivatives. We also deduct an allowance for the cost of future drydockings, which due to their substantial and periodic nature could otherwise distort quarterly cashflow available for common dividends. Cash available for common dividends is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to pay common dividends. Cash available for common dividends is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. We believe that cash available for common dividends is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items that do not affect the Company’s ability to make distributions on common shares.

CASH AVAILABLE FOR COMMON DIVIDENDS - UNAUDITED

(thousands of U.S. dollars)

	Three months ended June 30, 2009	Six months ended June 30, 2009
Net income	22,762	33,918
Add: Depreciation	8,986	17,772
Charge for equity incentive awards	863	1,579
Amortization of deferred financing fees	251	625
Less: Change in value of derivatives	(16,652)	(20,961)
Allowance for future dry-docks	(900)	(1,800)
Revenue accretion for intangible liabilities	(311)	(622)
Deferred taxation	(203)	(410)

Cash from operations available for common dividends	14,796	30,101

B. Normalized net earnings

Normalized net earnings is a non-US GAAP measure and is reconciled to the financial information below. It represents net earnings adjusted for the change in fair value of derivatives. Normalized net earnings is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net earnings for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash for distribution as dividends. Normalized net earnings is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. Normalized net earnings per share is calculated based on normalized net earnings and the weighted average number of shares in the relevant period.

NORMALIZED NET EARNINGS - UNAUDITED

(thousands of U.S. dollars except share and per share data)

	Three months ended June 30, 2009	Six months ended June 30, 2009
Net income as reported	22,762	33,918
Adjust: Change in value of derivatives	(16,652)	(20,961)

Normalized net earnings	6,110	12,957

Weighted average number of Class A and B common shares outstanding (1)
Basic	53,786,150	53,786,150
Diluted	53,786,150	53,922,780
Net income per share on reported earnings
Basic	0.42	0.63
Diluted	0.42	0.63
Normalized net income per share
Basic	0.11	0.24
Diluted	0.11	0.24

(1)	The weighted average number of shares (basic and diluted) for the three months ended June 30, 2009 excludes the effect of outstanding warrants and stock based incentive awards as these were anti dilutive. For the six months ended June 30, 2009 the diluted weighted average number of shares includes the effect of outstanding restricted stock units but excludes the effect of outstanding warrants as these were anti dilutive.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

- future operating or financial results;

- expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

- future payments of dividends and the availability of cash for payment of dividends;

- Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

- future acquisitions, business strategy and expected capital spending;

- operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

- general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

- Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

- assumptions regarding interest rates and inflation;

- change in the rate of growth of global and various regional economies;

- risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

- Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

- estimated future capital expenditures needed to preserve its capital base;

- Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

- Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

- Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

- changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

- expectations about the availability of insurance on commercially reasonable terms;

- unanticipated changes in laws and regulations; and

- potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger with Marathon Acquisition Corp. and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	June 30, 2009 Successor	December 31, 2008 Successor
Assets

Cash and cash equivalents	$40,733	$26,363
Restricted cash	3,026	3,026
Accounts receivable	1,005	638
Prepaid expenses	513	734
Other receivables	955	1,420
Deferred tax asset	420	176
Deferred financing costs	1,008	526

Total current assets	47,660	32,883

Vessels in operation	889,066	906,896
Vessel deposits	15,935	15,720
Other fixed assets	15	21
Intangible assets - purchase agreement	7,840	7,840
Deferred tax asset	283	117
Deferred financing costs	5,316	3,131

Total non-current assets	918,455	933,725

Total Assets	$966,115	$966,608

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability - charter agreements	$2,045	$1,608
Accounts payable	54	36
Accrued expenses	4,383	6,436
Derivative instruments	15,256	10,940

Total current liabilities	21,738	19,020

Long term debt	542,100	542,100
Preferred shares	48,000	48,000
Intangible liability - charter agreements	25,289	26,348
Derivative instruments	10,823	36,101

Total long-term liabilities	626,212	652,549

Total Liabilities	$647,950	$671,569

Commitments and contingencies	—	—

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets (continued)

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger with Marathon Acquisition Corp. and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	June 30, 2009 Successor	December 31, 2008 Successor
Stockholders’ Equity

Class A Common stock - authorized
214,000,000 shares with a $.01 par value;
46,380,194 shares issued and outstanding	464	339
Class B Common stock - authorized
20,000,000 shares with a $.01 par value;
7,405,956 shares issued and outstanding	74	74
Class C Common stock - authorized
15,000,000 shares with a $.01 par value;
12,375,000 shares issued, converted to
Class A common shares on January 1, 2009	—	124

Retained earnings (deficit)	(65,679)	(9,338)
Net income (loss) for the period	33,918	(43,970)
Additional paid in capital	349,388	347,810

Total Stockholders’ Equity	318,165	295,039

Total Liabilities and Stockholders’ Equity	$966,115	$966,608

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger with Marathon Acquisition Corp. and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	Successor	Predecessor	Successor	Predecessor
Operating Revenues
Voyage revenue	$—	$—	$—	$2,072
Time charter revenue	36,193	22,939	71,201	44,761

	36,193	22,939	71,201	46,833

Operating Expenses
Voyage expenses	—	—	—	1,944
Vessel operating expenses	10,508	6,821	21,231	14,166
Depreciation	8,986	4,814	17,772	9,834
General and administrative	2,445	2,595	4,581	3,318
Other operating (income) expense	(50)	(152)	(106)	128

Total operating expenses	21,889	14,078	43,478	29,390

Operating Income	14,304	8,861	27,723	17,443
Non Operating Income (Expense)
Interest income	163	37	305	339
Interest expense	(5,554)	(6,344)	(10,208)	(14,577)
Realized and unrealized gain on interest rate derivatives	13,872	5,153	16,146	5,153

Income before Income Taxes	22,785	7,707	33,966	8,358
Income taxes	(23)	(7)	(48)	(23)

Net Income	$22,762	$7,700	$33,918	$8,335

Weighted average number of common shares outstanding basic and diluted	n/a	100	n/a	100
Net income per share in $ per share basic and diluted	n/a	77	n/a	83
Weighted average number of Class A common shares outstanding
Basic	46,380,194	n/a	46,380,194	n/a
Diluted	46,380,194		46,516,824
Net income in $ per share amount
Basic	0.42	n/a	0.63	n/a
Diluted	0.42		0.63
Weighted average number of Class B common shares outstanding Basic and diluted	7,405,956	n/a	7,405,956	n/a
Net income in $ per share amount		n/a		n/a
Basic and diluted	0.42		0.63

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger with Marathon Acquisition Corp. and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009 Successor	2008 Predecessor	2009 Successor	2008 Predecessor
Cash Flows from Operating Activities
Net income	$22,762	$7,700	$33,918	$8,335
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Unrealized foreign exchange	44	—	44	—
Depreciation	8,986	4,814	17,772	9,834
Amortization of deferred financing costs	251	194	625	384
Change in fair value of certain financial derivative instruments	(16,652)	(5,341)	(20,961)	(5,230)
Intangible liability amortization	(311)	—	(622)	—
Settlements of hedges which do not qualify for hedge accounting	2,781	141	4,815	141
Share-based compensation	863	—	1,579	—
Decrease / (increase) in accounts receivable and other assets	(506)	731	(123)	(1,212)
Increase /(decrease) in amounts payable and other liabilities	67	2,647	(1,464)	1,325
Decrease in inventories	—	—	—	1,613
Periodic costs relating to drydocks	—	(859)	—	(1,269)

Net Cash Provided by Operating Activities	18,285	10,027	35,583	13,921

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(2,781)	(4,871)	(4,815)	(4,871)
Cash paid for purchases of vessels, vessel prepayments and vessel deposits	(154)	—	(734)	—

Net Cash Used in Investing Activities	(2,935)	(4,871)	(5,549)	(4,871)

Cash Flows from Financing Activities
Variation in restricted cash	—	—	—	188,000
Issuance costs of debt	—	—	(3,293)	(276)
Dividend payments	—	—	(12,371)	—
(Decrease) in amount due to CMA CGM	—	—	—	(188,716)
Deemed distribution to CMA CGM	—	—	—	(505)

Net Cash Used in Financing Activities	—	—	(15,664)	(1,497)

Net Increase in Cash and Cash Equivalents	15,350	5,156	14,370	7,553
Cash and Cash Equivalents at start of Period	25,383	4,288	26,363	1,891

Cash and Cash Equivalents at end of Period	$40,733	$9,444	$40,733	$9,444

Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within this summary financial information: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” columns in the table below includes (i) the elimination of the Containerized Transportation activity performed by the Predecessor up to June 30, 2008, and (ii) IPO and merger costs expensed by the Predecessor.

During the three and six months ended June 30, 2009 and 2008 the activities can be analyzed as follows:

	Three months ended June, 30				Six months ended June, 30
	2009 Successor	2008 Predecessor			2009 Successor	2008 Predecessor
	Time Charter	Time Charter	Adjustment	Total	Time Charter	Time Charter	Adjustment	Total
Operating revenues	$36,193	$22,939	$—	$22,939	$71,201	$44,761	$2,072	$46,833

Operating expenses
Voyage expenses	—	—	—	—	—	—	1,944	1,944
Vessel operating expenses	10,508	6,821	—	6,821	21,231	13,985	181	14,166
Depreciation	8,986	4,814	—	4,814	17,772	9,573	261	9,834
General and administrative	2,445	1,155	1,440	2,595	4,581	1,821	1,497	3,318
Other operating (income) expense	(50)	(152)	—	(152)	(106)	(152)	280	128

Total operating expenses	21,889	12,638	1,440	14,078	43,478	25,227	4,163	29,390
Operating income (loss)	14,304	10,301	(1,440)	8,861	27,723	19,534	(2,091)	17,443
Interest income	163	37	—	37	305	339	—	339
Interest expense	(5,554)	(6,344)	—	(6,344)	(10,208)	(14,577)	—	(14,577)
Realized and unrealized gain on derivatives	13,872	5,153	—	5,153	16,146	5,153	—	5,153

Income (expense) before income taxes	22,785	9,147	(1,440)	7,707	33,966	10,449	(2,091)	8,358
Income taxes	(23)	(7)	—	(7)	(48)	(23)	—	(23)

Net income (expense)	$22,762	$9,140	$(1,440)	$7,700	$33,918	$10,426	$(2,091)	$8,335

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED COMBINED FINANCIAL STATEMENTS

THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2009

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

		June 30, 2009	December 31, 2008
	Note	Successor	Successor
Assets

Cash and cash equivalents		$40,733	$26,363
Restricted cash		3,026	3,026
Accounts receivable		1,005	638
Prepaid expenses		513	734
Other receivables		955	1,420
Deferred tax asset		420	176
Deferred financing costs		1,008	526

Total current assets		47,660	32,883

Vessels in operation	5	889,066	906,896
Vessel deposits		15,935	15,720
Other fixed assets		15	21
Intangible assets - purchase agreement		7,840	7,840
Deferred tax asset		283	117
Deferred financing costs		5,316	3,131

Total non-current assets		918,455	933,725

Total Assets		$966,115	$966,608

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability - charter agreements		$2,045	$1,608
Accounts payable		54	36
Accrued expenses		4,383	6,436
Derivative instruments	11	15,256	10,940

Total current liabilities		21,738	19,020

Long term debt	6	542,100	542,100
Preferred shares	10	48,000	48,000
Intangible liability - charter agreements		25,289	26,348
Derivative instruments	11	10,823	36,101

Total long-term liabilities		626,212	652,549

Total Liabilities		$647,950	$671,569

Commitments and contingencies	8	—	—

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets (continued)

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

		June 30, 2009	December 31, 2008
	Note	Successor	Successor
Stockholders’ Equity

Class A Common stock - authorized 214,000,000 shares with a $.01 par value; 46,380,194 shares issued and outstanding	10	464	339
Class B Common stock - authorized 20,000,000 shares with a $.01 par value; 7,405,956 shares issued and outstanding	10	74	74
Class C Common stock - authorized 15,000,000 shares with a $.01 par value; 12,375,000 shares issued, converted to class A common shares on January 1, 2009	10	—	124

Retained earnings (deficit)		(65,679)	(9,338)
Net income (loss) for the period		33,918	(43,970)
Additional paid in capital		349,388	347,810

Total Stockholders’ Equity		318,165	295,039

Total Liabilities and Stockholders’ Equity		$966,115	$966,608

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

		Three months ended June 30,		Six months ended June 30,
		2009	2008	2009	2008
	Note	Successor	Predecessor	Successor	Predecessor
Operating Revenues
Voyage revenue		$—	$—	$—	$2,072
Time charter revenue		36,193	22,939	71,201	44,761

		36,193	22,939	71,201	46,833

Operating Expenses
Voyage expenses		—	—	—	1,944
Vessel operating expenses		10,508	6,821	21,231	14,166
Depreciation	5	8,986	4,814	17,772	9,834
General and administrative		2,445	2,595	4,581	3,318
Other operating (income) expense		(50)	(152)	(106)	128

Total operating expenses		21,889	14,078	43,478	29,390

Operating Income		14,304	8,861	27,723	17,443
Non Operating Income (Expense)
Interest income		163	37	305	339
Interest expense		(5,554)	(6,344)	(10,208)	(14,577)
Realized and unrealized gain on interest rate derivatives	11	13,872	5,153	16,146	5,153

Income before Income Taxes		22,785	7,707	33,966	8,358
Income taxes		(23)	(7)	(48)	(23)

Net Income		$22,762	$7,700	$33,918	$8,335

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income (continued)

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

		Three months ended June 30,		Six months ended June 30,
		2009	2008	2009	2008
	Note	Successor	Predecessor	Successor	Predecessor
Weighted average number of common shares outstanding basic and diluted		n/a	100	n/a	100
Net income per share in $ per share basic and diluted		n/a	77	n/a	83
Weighted average number of Class A common shares outstanding
Basic	13	46,380,194	n/a	46,380,194	n/a
Diluted		46,380,194		46,516,824
Net income in $ per share amount
Basic	13	0.42	n/a	0.63	n/a
Diluted		0.42		0.63
Weighted average number of Class B common shares outstanding
Basic and diluted	13	7,405,956	n/a	7,405,956	n/a
Net income in $ per share amount			n/a		n/a
Basic and diluted	13	0.42		0.63

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2009 Successor	2008 Predecessor	2009 Successor	2008 Predecessor
Cash Flows from Operating Activities
Net income		$22,762	$7,700	$33,918	$8,335
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Unrealized foreign exchange		44	—	44	—
Depreciation	5	8,986	4,814	17,772	9,834
Amortization of deferred financing costs		251	194	625	384
Change in fair value of certain financial derivative instruments	11	(16,652)	(5,341)	(20,961)	(5,230)
Intangible liability amortization		(311)	—	(622)	—
Settlements of hedges which do not qualify for hedge accounting	11	2,781	141	4,815	141
Share-based compensation	12	863	—	1,579	—
Decrease / (increase) in accounts receivable and other assets		(506)	731	(123)	(1,212)
Increase /(decrease) in amounts payable and other liabilities		67	2,647	(1,464)	1,325
Decrease in inventories		—	—	—	1,613
Periodic costs relating to drydocks		—	(859)	—	(1,269)

Net Cash Provided by Operating Activities		18,285	10,027	35,583	13,921

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	11	(2,781)	(4,871)	(4,815)	(4,871)
Cash paid for purchases of vessels, vessel prepayments and vessel deposits		(154)	—	(734)	—

Net Cash Used in Investing Activities		(2,935)	(4,871)	(5,549)	(4,871)

Cash Flows from Financing Activities
Variation in restricted cash		—	—	—	188,000
Issuance costs of debt		—	—	(3,293)	(276)
Dividend payments	10	—	—	(12,371)	—
(Decrease) in amount due to CMA CGM		—	—	—	(188,716)
Deemed distribution to CMA CGM		—	—	—	(505)

Net Cash Used in Financing Activities		—	—	(15,664)	(1,497)

Net Increase in Cash and Cash Equivalents		15,350	5,156	14,370	7,553
Cash and Cash Equivalents at start of Period		25,383	4,288	26,363	1,891

Cash and Cash Equivalents at end of Period		$40,733	$9,444	$40,733	$9,444

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows (continued)

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2009 Successor	2008 Predecessor	2009 Successor	2008 Predecessor
Supplemental Information
Non cash investing and financing activities
Total interest paid during period		$4,968	$3,894	$8,733	$10,233
Tonnage tax paid during period		$—	$—	$—	$—
Income tax paid		$77	$—	$77	$—

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Stockholders’ Equity

The interim unaudited combined financial statements up to June 30, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional paid in Capital	Stockholders’ Equity
Balance at December 31, 2007 (Predecessor)	100	$—	$(96,925)	$16,776	$162,885	$4,739	$—	$87,475
Change in amount due from CMA CGM	—	—	—	—	(188,716)	—	—	(188,716)
Allocation of prior year net income	—	—	(4,967)	(16,776)	21,743	—	—	—
Other effect of the transfer of the two vessels in 2008	—	—	—	651	4,088	(4,739)	—	—
Deemed distribution to CMA CGM	—	—	(505)	—	—	—	—	(505)
Net income for the period	—	—	—	7,417	—	—	—	7,417
Allocation of net income			8,068	(8,068)	—	—	—	—

Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—	—	—	—	(94,329)
Elimination of historical stockholders’ equity	(100)	—	94,329	—	—	—	—	94,329
Recognition of GSL Holdings stockholders’ equity pre-merger	26,685,209	266	6,286	—	—	—	175,375	181,927
Issuance of shares and warrants in connection with the merger (note 1)
Class A	6,778,650	68	—	—	—	—	51,672	51,740
Class B	7,405,956	74	—	—	—	—	26,043	26,117
Class C	12,375,000	124	—	—	—	—	89,348	89,472
Warrants	—	—	—	—	—	—	1,184	1,184
Warrants exercised into Class A shares (note 10)	504,502	5	—	—	—	—	3,021	3,026
Restricted Stock Units (note 12)	—	—	—	—	—	—	1,167	1,167
Net (loss) for the period	—	—	—	(43,970)	—	—	—	(43,970)
Dividends declared	—	—	(15,624)	—	—	—	—	(15,624)

Balance at December 31, 2008 (Successor)	53,749,317	537	(9,338)	(43,970)	—	—	347,810	295,039
Allocation of prior year net (loss)	—	—	(43,970)	43,970	—	—	—	—
Class C shares converted to Class A
Class C	(12,375,000)	(124)	—	—	—	—	—	(124)
Class A	12,375,000	124	—	—	—	—	—	124
Restricted Stock Units (note 12)	—	—	—	—	—	—	1,579	1,579
Shares issued (note 10)	36,833	1	—	—	—	—	(1)	—
Net income for the period	—	—	—	33,918	—	—	—	33,918
Dividends declared (note 10)	—	—	(12,371)	—	—	—	—	(12,371)

Balance at June 30, 2009 (Successor)	53,786,150	$538	$(65,679)	$33,918	$—	$—	$349,388	$318,165

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

The unaudited interim financial statements are for the three months and six months ended June 30, 2009 (titled “Successor” reflecting results of the combined operations following the merger) and the three months and six months ended June 30, 2008 (labeled “Predecessor”, reflecting the results of operations as historically reported of Global Ship Lease, Inc. prior to the merger). Under Predecessor accounting rules, the period for the six months ended June 30, 2008 includes for a few days of January 2008 the results of two vessels when they were owned and operated by CMA CGM (rather than Global Ship Lease, Inc.) in its business of carrying containerized cargo prior to their sale to the Company (see Note 9).

As the merger was consummated on August 14, 2008, the balance sheets as of June 30, 2009 and December 31, 2008 (both labeled “Successor”) reflect the acquisition under the purchase method of accounting of all the identified assets and assumed liabilities of Global Ship Lease, Inc..

The term “Company” refers to both Successor and Predecessor periods.

2.	Basis of Preparation and Nature of Operations

(a)	Basis of Preparation

In accordance with the terms of the waivers the Company agreed on April 29, 2009, June 25, 2009 and July 30, 2009 with the lenders under its $800 million credit facility agreement (see Note 14), there will be no loan to value test performed during the period April 30, 2009 to August 31, 2009. Loan to value tests would otherwise have been required as at April 30, 2009. The Company is in active discussions with its lenders to amend the facility agreement in respect to loan to value in the light of recent significant falls in charter free market values of containerships. If the Company does not successfully amend the facility agreement by August 31, 2009 or agree a further waiver of the need to perform loan to value tests, and its loan to value ratio is above 100%, the lenders may declare an event of default and accelerate some or all of the debt or require the company to provide additional security which would raise substantial doubt about its ability to continue as a going concern. Management expects that agreement will be reached and that, in any event, the lenders will not call the debt due to the Company’s stable business model, which is unchanged since the Company commenced operations and which generates largely predictable cash flows supported by long-term charter and other contracts. Further, the Company is compliant with all of its financial covenants as at the date of issuance of these financial statements. As a result of management’s plan to address the situation, the relevant debt is classified as non-current in the interim unaudited combined balance sheet. The interim unaudited combined financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the interim unaudited combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

(b)	Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. It contracted under an asset purchase agreement dated December 5, 2007, subject to certain conditions, to acquire 17 containerships from CMA CGM. Of these, 10 were purchased by the Company during December 2007, two in January 2008 and four in December 2008. The remaining vessel is scheduled to be purchased by September 30, 2009. All vessels are, or will be, time chartered to CMA CGM for remaining terms ranging from 3.5 to 16.5 years. The Company has also entered into an agreement with German interests to acquire in the fourth quarter of 2010 two newbuildings for approximately $77 million per vessel. These vessels will be chartered to ZIM Integrated Shipping Services Limited (“ZISS”) for a period of seven years that could be extended to eight years at ZISS’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Basis of Preparation and Nature of Operations (continued)

Fleet

The following table provides information about the 16 vessels in the fleet chartered to CMA CGM and reflected in these unaudited combined financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	3.5	$28,500
Ville d’Aquarius	4,113	1996	December 2007	3.5	$28,500
CMA CGM Matisse	2,262	1999	December 2007	7.5	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	7.5	$18,465
Delmas Keta	2,207	2003	December 2007	8.5	$18,465
Julie Delmas	2,207	2002	December 2007	8.5	$18,465
Kumasi	2,207	2002	December 2007	8.5	$18,465
Marie Delmas	2,207	2002	December 2007	8.5	$18,465
CMA CGM La Tour	2,272	2001	December 2007	7.5	$18,465
CMA CGM Manet	2,272	2001	December 2007	7.5	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	11.5	$33,750
CMA CGM Château d’lf	5,100	2007	January 2008	11.5	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	16.5	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	13.5	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	13.5	$25,350
CMA CGM America	4,045	2006	December 2008	13.5	$25,350

(1)	Twenty-foot Equivalent Units.
(2)	The table shows purchase dates of vessels related to the Company’s time charter business, which occurred during both the Predecessor and Successor periods.

The following table provides information about the contracted fleet not reflected in these unaudited combined financial statements, other than deposits paid on Hull 789 and Hull 790:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate ($)
CMA CGM Berlioz (2)	6,627	2001	By Sept 30, 2009	CMA CGM	12	$34,000
Hull 789 (3)	4,250	2010	October 2010	ZISS	7-8 (4)	$28,000
Hull 790 (3)	4,250	2010	December 2010	ZISS	7-8 (4)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from CMA CGM (note 8).
(3)	Contracted to be purchased from German interests (note 8).
(4)	Seven years charter that could be extended to eight years at Charterer’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Unaudited Supplemental Pro Forma Information under FAS 141

The following pro forma information for the period ended June 30, 2008 assumes that the merger of the Company with Marathon occurred at the beginning of the reporting period being presented.

	Three months ended June 30, 2008	Six months ended June 30, 2008

Operating revenue	$24,688	$48,255

Net income	$12,282	$17,576

Pro forma net income per share in $

Weighted average number of Class A common shares outstanding
Basic	33,463,859	33,463,859
Diluted	44,245,923	44,276,016
Net income per share amount
Basic	$0.31	$0.46
Diluted	$0.28	$0.40

Weighted average number of Class B common shares outstanding
Basic	7,405,956	7,405,956
Diluted	7,405,956	7,405,956
Net income per share amount
Basic	$0.24	$0.29
Diluted	$—	$—

4.	Significant Accounting Policies

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair value presentation of results for the interim periods presented. They do not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited combined financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2008 filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

On April 9, 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) No. 107-1 and APB 28-1 (FSP 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments.” This FSP requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. This FSP is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this FSP did not have a material impact on the unaudited combined financial statements of the Company.

On April 9, 2009 the FASB issued FSP No. 115-2 and Financial Accounting Standard (FAS) 124-2 (FSP No. 115-2 and FAS 124-2), “Recognition and Presentation of Other Than Temporary Impairments.” This FSP is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. This FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This FSP is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this FSP did not have a material impact on the unaudited combined financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

Recently issued accounting standards (continued)

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (“FAS 165”), which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of FAS 165 for the quarter ended June 30, 2009 and has evaluated for disclosure subsequent events that have occurred up to August 10, 2009, the date of issuance of the unaudited combined financial statements of the Company.

The FASB “Accounting Standards Codification” (the Codification) became effective on July 1, 2009 as FAS 168, officially becoming the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. Only one level of authoritative GAAP now exists. All other accounting literature is considered non-authoritative. The Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission (SEC) guidance organized using the same topical structure in separate sections within the Codification. This will have an impact to the Company’s financial statements since all future references to authoritative accounting literature will be references in accordance with the Codification.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the unaudited combined financial statements of the Company.

5.	Vessels in Operation, less Accumulated Depreciation

	June 30, 2009 Successor	December 31, 2008 Successor
Cost	$915,562	$915,627
Accumulated Depreciation	(26,496)	(8,731)

Net Book Value	$889,066	$906,896

6.	Long-Term Debt

Long-term debt is summarized as follows:

	June 30, 2009 Successor	December 31, 2008 Successor
Credit facility, at Libor USD + 1.25% to 2.75% (below)	$542,100	$542,100
Less current installments of long-term debt	—	—

Closing balance	$542,100	$542,100

The Company has an $800,000 senior secured credit facility which was agreed with Fortis Bank, Citibank, HSH Nordbank, Sumitomo Mitsui, KFW and DnB Nor Bank in December 2007. Subsequently, Bank of Scotland joined the bank syndicate. On February 10, 2009, the Company announced it had amended the terms of the original agreement in response to significant decreases in market values of containerships. The following terms reflect the amended agreement. The margin applicable on interest payable under the credit facility varies from 1.25% to 2.75% over LIBOR depending on the leverage ratio, which is the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels, determined in April and November each year. The Company also pays a commitment fee of 0.50% per annum based on the undrawn portion of the credit facility (0.25% per annum up to February 10, 2009). The commitment fee amounted to $578 for the six months ended June 30, 2009. The credit facility amount of $800,000 will reduce by 19 equal quarterly installments, based on the market value weighted average age of the secured vessels compared to 18 years, commencing in December 2011. The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be prepaid.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt (continued)

This credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants within the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

The amendment dated February 10, 2009 also increased temporarily the permitted maximum loan to value to 100% (previously 75%) applicable for test dates up to and including April 30, 2010. During this period, the Company will have no restrictions on its ability to distribute dividends unless the loan to value ratio exceeds 90%, at which point the Company will be required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value falls back below 90% during a subsequent valuation period. If the loan to value ratio exceeds 100%, the Company may be required to prepay the loan or provide additional security to reduce the loan to value ratio to below 100%.

As the borrowing capacity was reduced by the amendment, in that amortization of the facility was brought forward by one year, an element of the unamortized deferred financing costs at the date of the amendment has been written off in proportion to the decrease in the borrowing capacity. This amounted to $176. The remaining unamortized deferred financing costs existing at the date of the amendment together with the $3,293 Global Ship Lease, Inc. paid in fees and related costs for the February 10, 2009 amendment are deferred and amortized over the term of the credit agreement.

As reported in note 2(a) above, the Company has agreed that no loan to value tests will be performed until August 31, 2009 pending agreement of a further amendment to the credit facility in response to further deterioration in market values of containerships. The margin applicable during the standstill period is 2.75% and the Company has agreed that no dividends will be declared or paid on common shares.

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at June 30, 2009 is a significant shareholder of the Company, owning certain Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	June 30, 2009 Successor	December 31, 2008 Successor
Current account (below)	$59	$1,040

Amounts due to CMA CGM companies presented within liabilities	$59	$1,040

Current account (below)	$1,005	$958

Amounts due from CMA CGM companies presented within assets	$1,005	$958

CMA CGM subsidiaries provide Global Ship Lease, Inc. and its subsidiaries with certain ship management services related to the operation of the Company’s fleet. The current account at June 30, 2009 and December 31, 2008 related to amounts payable by or recoverable from CMA CGM.

CMA CGM holds all of the Series A preferred shares of the Company. During the six months to June 30, 2009, the Company paid CMA CGM a dividend of $1,662 (2008: $nil) of which $848 related to the year ended December 31, 2008.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions (continued)

Asset Purchase Agreement

As reported in note 2, the Company entered into an asset purchase agreement with CMA CGM on December 5, 2007. Under the asset purchase agreement, the Company is committed, subject to financing, to purchasing a further vessel from CMA CGM for a price of $82,000 by September 30, 2009. The Company is discussing with its lenders, as part of the amendment to the $800 million credit facility referred to in Note 2(a), financing to allow it to complete the purchase of this vessel.

Time Charter Agreements

All 16 vessels owned during the period were time chartered to CMA CGM. Of the three vessels due to be delivered during 2009 to 2010, one is chartered to CMA CGM. Under each of the time charters, hire is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods of between 3.5 and 16.5 years. Of the $ 1,736,910 maximum future charter hire receivable for the total fleet set out in note 8, $1,593,718 relates to the 17 ships chartered or to be chartered to CMA CGM.

Ship Management Agreement

The Company outsources day to day technical management of its vessels to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM, which is closely supervised by the Company’s own staff. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew and lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three and six months ended June 30, 2009 amounted to $456 (2008: $342) and $912 (2008: $677) respectively.

Except for transactions with CMA CGM, the Company did not enter into any other related party transactions.

8.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2 and note 7, the Company has contracted to purchase a further vessel from CMA CGM at a cost of $82,000. In addition, the Company is committed to purchasing two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. A deposit of 10% has been paid for these two vessels.

Charter Hire Receivable

The Company has entered into long term charters for its vessels owned at June 30, 2009. The charter hire (including that relating to vessels due for delivery in 2009 and 2010), is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for periods of between five and 17 years and the maximum annual charter hire receivable for the fleet of 16 vessels as at June 30, 2009 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending June 30	Fleet operated as at June 30, 2009	Total fleet to be operated
2010	$144,347	$153,663
2011	144,347	169,049
2012	144,742	177,682
2013	133,346	166,196
Thereafter	877,915	1,070,320

	$1,444,697	$1,736,910

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these unaudited combined financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” columns in the table below includes (i) the elimination of the Containerized Transportation activity performed by the Predecessor up to June 30, 2008, and (ii) the IPO and merger costs expensed by the Predecessor.

During the three and six months ended June 30, 2009 and 2008 the activities can be analyzed as follows:

	Three months ended June, 30,				Six months ended June, 30,
	2009 Successor	2008 Predecessor			2009 Successor	2008 Predecessor
	Time Charter	Time Charter	Adjustment	Total	Time Charter	Time Charter	Adjustment	Total
Operating revenues	$36,193	$22,939	$—	$22,939	$71,201	$44,761	$2,072	$46,833

Operating expenses
Voyage expenses	—	—	—	—	—	—	1,944	1,944
Vessel operating expenses	10,508	6,821	—	6,821	21,231	13,985	181	14,166
Depreciation	8,986	4,814	—	4,814	17,772	9,573	261	9,834
General and administrative	2,445	1,155	1,440	2,595	4,581	1,821	1,497	3,318
Other operating (income) expense	(50)	(152)	—	(152)	(106)	(152)	280	128

Total operating expenses	21,889	12,638	1,440	14,078	43,478	25,227	4,163	29,390
Operating income (loss)	14,304	10,301	(1,440)	8,861	27,723	19,534	(2,091)	17,443
Interest income	163	37	—	37	305	339	—	339
Interest expense	(5,554)	(6,344)	—	(6,344)	(10,208)	(14,577)	—	(14,577)
Realized and unrealized gain on derivatives	13,872	5,153	—	5,153	16,146	5,153	—	5,153

Income (expense) before income taxes	22,785	9,147	(1,440)	7,707	33,966	10,449	(2,091)	8,358
Income taxes	(23)	(7)	—	(7)	(48)	(23)	—	(23)

Net income (expense)	$22,762	$9,140	$(1,440)	$7,700	$33,918	$10,426	$(2,091)	$8,335

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

10.	Share Capital

At June 30, 2009 the Company has two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares issued by the Company were converted into Class A common shares on a one-for-one basis.

The restricted stock units granted to the Directors in November 2008 as part of their compensation for service during 2008 vested on January 1, 2009, and subsequently 36,833 shares were issued to the Directors.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable on August 14, 2011 and are required to be redeemed earlier using the proceeds of the exercise of any Public Warrants. The shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at June 30, 2009 total proceeds received from the exercise of warrants classified in the balance sheet as restricted cash were $3,026, and therefore none of the preferred shares have been redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to receive quarterly is presented as part of interest expense.

In addition to the Class A, and B common shares and the Series A Preferred shares, there are 39,531 Public Warrants which have an expiry of August 14, 2010 and give the holder the right to purchase one Class A common share at a price of $6 per share and 5,500 Sponsor Warrants which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,188 Class A Warrants which expire on September 1, 2011 and give the holders the right to purchase one Class A common share at a price of $9.25 per share.

On February 10, 2009, the Company announced a fourth quarter dividend of $0.23 per Class A common share, unit and Class B share which was paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

11.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of June 30, 2009 a total of $580,000 of anticipated core debt has been swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives for the three and six months ended June 30, 2009 was $ 16,652 (2008: $5,341) and $20,961 (2008: $5,341) respectively.

Derivative instruments held by the Company are categorized as level 2 under SFAS No. 157, “Fair Value Measurements” hierarchy. As at June 30, 2009, these derivatives represented a liability of $ 26,079 (December 31, 2008: $47,041).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Share-based compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Shares	Weighted Average Fair Value
Non-vested as at January 1, 2009	897,671	$6.77
Granted	150,273	$1.83
Vested	(37,671)	$2.80

Non-Vested as at June 30, 2009	1,010,273	$6.18

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the shares calculated is recognized as compensation costs in the income statement over the vesting period. During the three and six months ended June 30, 2009 the Company recognized a total of $863 (2008: $nil) and $1,579 (2008: $nil) share based compensation costs respectively. As at June 30, 2009, there was a total of $2,060 unrecognized compensation costs relating to the above share based awards (2008: $nil). The remaining costs are expected to be recognized over a period of 26 months.

150,273 restricted stock units were granted in May 2009 for Directors’ compensation for 2009 under the Company’s 2008 Equity Incentive Plan. These awards will vest in early 2010. The awards that vested in the period related to Directors’ compensation for 2008. There were no share based compensation schemes in place in the predecessor periods, and therefore no comparatives are provided.

13.	Earnings per share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period. At June 30, 2009, there were 45,031,348 warrants to purchase Class A common shares outstanding, including 5,500,000 Sponsor Warrants (which must be exercised on a cashless basis), at an exercise price of $6, and there were 1,010,273 restricted stock units authorized as part of management’s equity incentive plan. As of June 30, 2009 only Class A and B common shares are participating securities.

For the three months ended June 30, 2009, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares. For the six months ended June 30, 2009, the diluted weighted average number of Class A common shares outstanding includes the incremental effect relating to outstanding restricted stock units, but excludes the outstanding warrants. The warrants are excluded because they would have an antidilutive effect.

Class B common shareholders are entitled to receive dividends but their dividend rights are subordinated to those of holders of Class A common shares.

14.	Subsequent events

On July 30, 2009, the Company announced an extension by one month to August 31, 2009 of the agreements reached on April 29, 2009 and June 25, 2009 with its lenders under the $800 million credit facility, to suspend the performance of loan to value tests pending agreement of an amendment to the credit facility in respect of loan to value due to recent significant falls in charter free market values of containerships. The Company, which is in active discussions with its lenders on an amendment, has agreed not to declare or pay any dividends to common shareholders during this period and that the facility will bear an interest margin of 2.75%.